UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution on Year-end Dividend Payment

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

On February 2, 2026 at the Board of Directors meeting, POSCO resolved to pay year-end cash dividend as follows:

Year-end Cash Dividends per Share (KRW)	6,278
Dividend Ratio to Market Value (%)	—
Record Date	December 31, 2025
Proposed Dividend Payment Date	—
Year-end Dividend (KRW)	605,705,363,750

*	Above ‘Dividend Ratio to Market Value(%)’ is not applicable as POSCO is an unlisted company
*	Dividend payment date shall follow within 1 month from the general shareholder’s meeting according to the Article 464-2 of the Korean Commercial Law.
*	POSCO is a wholly owned subsidiary of POSCO HOLDINGS, and therefore, the dividend will be fully paid to POSCO HOLDINGS.
*	POSCO is a major subsidiary of POSCO HOLDINGS, accounting for 59.09% of the total consolidated assets in FY2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: February 2, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President